September 15, 2005

                                                                   Via U.S. Mail

Mr. Derek Swanson
Staff Attorney
Division of Corporate Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F. St NE
Washington, DC 20549
(202) 551-3366

RE:   Execute Sports, Inc. Comment Letter dated September 8, 2005
      Form SB2/A
      File No. 333-125868

Dear Mr. Swanson,

In response to your comments in your letter dated September 8, 2005 regarding our amended Form SB-2, we have made enclosed the following responses 1 through 20.

Sincerely,

Donald Dallape
Chairman and CEO
Execute Sports, Inc.
1284 Puerta Del Sol, Suite 150
San Clemente, CA 92673

Re Comment 1. We have moved our discussion of our change in auditors from page 6 to page 50 of the Amended Registration Statement pursuant to Item 23 of Form SB-2, "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

Re Comment 2. We mistakenly referenced Form 8-K when on the letter draft from our former auditors. At the time when the letter was written, it was not clear to us whether we needed to file a Form 8-K. However, we were subsequently counseled that until we were declared effective and obligated as a fully reporting company, there is not a requirement for file Form 8-K pursuant to events designated by the Securities and Exchange Commission which trigger the requirement to file Form 8-Ks with fully reporting companies. Please see Traci
J. Anderson's revised letter attached to the amended SB-2 as Exhibit 23.3.

Re: Comment 3. In response to your prior comment 18, it was not our intention to restructure the offering to a minimum/maximum offering. We have eliminated any and all references to a "minimum" offering of shares by the company and have amended the disclosure to show sales reflecting varying amounts of proceeds.

Re: Comment 4. We have removed the mitigating statements "we expect that our initial funding, even if we receive the maximum anticipated proceeds, will be sufficient in the near term to allow us to produce and distribute our existing lines of products" from page 12 and the reference on page 15 that "we believe will substantially expand our addressable customer base for our products as well as increase our sales by fulfilling purchase orders on a wholesale distribution basis."

Re: Comment 5. We added the following risk disclosure pertaining to "penny stocks" as defined by Section 3(a)(51) and Rule 3s51-1 under the Securities Exchange Act:

Our common stock is considered to be a "penny stock" as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act, and is therefore subject to penny stock regulations. These regulations could make it more difficult for you to sell shares you acquire in the offering.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to deliver a disclosure schedule explaining the penny stock market and the risks associated with that market. These regulations also impose various sales practice requirements on broker-dealers. The regulations that apply to penny stocks may severely affect the market liquidity for our securities and that could limit your ability to sell your securities in the secondary market.

We also expanded our "Plan of Distribution" Section to include discussion on the "penny stock" rules and the effect that they will have on our investors' ability to purchase and sell our securities in the future:

Penny Stock Regulations

Our common stock will be considered a "penny stock" as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act. A penny stock is any stock that:

      o     sells for less than $5 a share,
      o is not listed on an exchange or authorized for quotation on the Nasdaq Stock Market, and
      o is not a stock of a "substantial issuer." Execute Sports, Inc. is not now a "substantial issuer" and cannot become one until it has net tangible assets of at least $5 million, which it does not now have.

There are statutes and regulations of the Securities and Exchange Commission that impose strict requirements on brokers that recommend penny stocks.

The Penny Stock Suitability Rule

Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person's financial situation, investment experience and investment objectives. Then, the broker-dealer must "reasonably determine"

      o     that transactions in penny stocks are suitable for the person and
      o the person, or his/her advisor, is capable of evaluating the risks in penny stocks.

After making this determination, the broker-dealer must furnish the customer with a written statement describing the basis for this suitability determination. The customer must sign and date a copy of the written statement and return it to the broker-dealer.

Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased.

The above exercise often delays a proposed transaction. It causes many broker-dealer firms to adopt a policy of not allowing their representatives to recommend penny stocks to their customers. The Penny Stock Suitability Rule, described above, and the Penny Stock Disclosure Rule, described below, do not apply to the following:

      o     transactions not recommended by the broker-dealer,
      o     sales to institutional accredited investors,
      o sales to "established customers" of the broker-dealer - persons who either have had an account with the broker-dealer for at least a year or who have effected 3 purchases of penny stocks with the broker-dealer on 3 different days involving three different issuers, and
      o transactions in penny stocks by broker-dealers whose income from penny stock activities does not exceed five percent of their total income during certain defined periods.

The Penny Stock Disclosure Rule

Another Commission rule - the Penny Stock Disclosure Rule - requires a broker-dealer, who recommends the sale of a penny stock to a customer to furnish the customer with a "risk disclosure document." This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market. The broker-dealer must also disclose the stock's bid and ask price information and the dealer's and salesperson's compensation for the proposed transaction. Finally, the broker-dealer must furnish the customer with a monthly statement including specific information relating to market and price information about the penny stocks held in the customer's account.

Effects of the Rule

The above penny stock regulatory scheme is a response by the Congress and the Securities and Exchange Commission to abuses in the telemarketing of low-priced securities by "boiler shop" operators. The scheme imposes market impediments on the sale and trading of penny stocks. It limits a shareholder's ability to resell a penny stock.

Our common stock likely will continue to trade below $5 a share and be, for some time at least, be a "penny stock" subject to the trading market impediments described above.

Re: Comment 6. The maturity dates on the notes referenced in the risk disclosure were a typographical error on our part. We have amended the dates on the disclosure as:

As of the date of this registration statement, we have made loans in the form of promissory notes to a strategic partner amounting to $199,478, which represents approximately 14% of our total assets. The promissory notes bear an annual interest rate of 2% and come to maturity beginning on April 7, 2006 through July 1, 2006. If these loans are not repayed by maturity date, our business will be adversely affected.

Re: Comment 7. We included further discussion in Management's Discussion and Analysis regarding the amount of capital that our business will require over the next 12 months and our plan to secure this needed financing if the Company is not successful in selling the maximum number of shares in this offering:

The maximum net proceeds from this offering are $1,100,000. We believe that if we achieve the maximum offering, these proceeds will provide us with the necessary working capital to address each of the strategies listed above to contribute to sustainable business operations through the end of the year. However, we anticipate that we will need an additional $2,000,000 to fund our business plan for the next 12 months. This additional working capital will be used to increase inventory necessary to add distribution channels, retain key employees and sales people, expand our product lines and towards implementing our acquisition strategy. In addition, we believe that certain amounts of these funds will be required in the event that our branding and marketing efforts are successful enough to require additional investment and allocation of the Company's resources, we will need to raise additional capital in response to increased purchase orders from our customers and to sustain a greater level of inventory. In the event that our branding and marketing efforts are not successful, we may need to raise additional capital to avoid the threat of liquidation or reorganization.

If we are unable to achieve the maximum offering, and raise substantially less, or half as much as the targeted maximum net proceeds of this offering, our available working capital might not be sufficient to sustain our operations through the end of the year. This would negatively impact our ability to continue as a going concern. In an event that we do raise substantially less than the targeted maximum net proceeds of this offering, we will have to consider offering shares of our stock at lower prices or entering into a financing on less favorable terms to the Company and its current shareholders than the current offering.

At present, the Company is not able to secure debt financing on any terms, and we believe that the only source of debt financing that would be available to the Company would be in the form of a convertible debenture after the Company's common stock becomes traded on the OTC Bulletin Board. We believe that this source of financing would be unfavorable, but if we are unable to achieve financing directly through equity, or the sale of our common stock, we would be forced to consider this source as an alternative.

If we are unsuccessful in achieving the maximum offering on these less favorable terms, we will be forced to scale back our operations and business plan significantly to meet the shortfall in required operating capital. We will do this be decreasing administrative salaries, eliminating sales channels and thereby reducing inventory requirements, and perhaps seeking new operating facilities.

Even if we are able to achieve the maximum offering of $1,250,000 which will result in net proceeds to the Company of $1,100,000, we anticipate that we will need to raise the additional $2,000,000 within the next six months to finance our business plan through the next 12 months.

We believe that we will be able to secure financing needed to fund operations over the next 12 months much more efficiently if our stock is declared "effective" and able to trade on the OTC Bulletin Board pursuant to this Registration Statement by the Securities and Exchange Commission.

Re: Comment 8. We added our response to your prior comment 30 in the MD&A:

Our business is not directly tied to any specific geographic region. Rather, it is driven in large part by the customer base of our distributors. The sports of wakeboarding, water skiing and motocross are ubiquitous and participation in any one or all of these sports is not specific to a geographical region. Rather, in the case of watersports, any geographical location with a lake, rive or ocean will be an addressable geographical market for our products, and with respect to motocross, any geographical location with a trail, open area, street or arena is an addressable geographic market for our products.

Re: Comment 9. We have revised our discussion in the Results of Operations sections to include changes in significant balance sheet accounts from December 31, 2004 to June 30, 2005 as follows:

PADOVA INTERNATIONAL U.S.A., INC.
(DBA EXECUTE SPORTS)
Balance Sheets
December 31, 2004 (Restated) and June 30, 2005

--------------------------------------------------------------------------------------------

                                                                June 30,        December 31,
                                                            ------------------------------------
                                                                  2005              2004
                                                            ----------------- -----------------
ASSETS                                                                           (Restated)
------

CURRENT ASSETS
      Cash                                                  $    52,060    $     5,154
      Accounts receivable, net                                  464,655        107,708
      Inventory                                                 173,713        111,741
      Prepaid expenses                                          585,706         81,507
      Prepaid expense-related party                              58,740             --
      Loans receivable                                          122,538             --

                                                            -----------    -----------
         TOTAL CURRENT ASSETS                                 1,457,412        306,110

Fixed assets
      Cost                                                       35,443         35,443
      Accumulated Depreciation                                  (20,174)       (17,197)
                                                            -----------    -----------
      Net                                                        15,269         18,246

Deposits                                                          3,560          3,560
                                                            -----------    -----------

         TOTAL ASSETS                                       $ 1,476,241    $   327,916
                                                            ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable and accrued expenses              $   360,703    $   458,417
         Secured borrowings                                     239,618         64,708
         Notes payable                                          462,258        514,800
         Related party notes payable                             99,492        100,000
                                                            -----------    -----------
         TOTAL CURRENT LIABILITIES                            1,162,071      1,137,925

COMMITMENT

STOCKHOLDERS' EQUITY

         Common stock, par value $.001, 75,000,000 shares
           authorized; issued and outstanding 0
           at December 31, 2004 and 2003                             --             --

         Additional paid-in capital                                  --             --
         Common stock payable/subscribed                      3,812,662        169,500
         Retainediearningslated                              (3,498,492)      (979,509)
                                                            -----------    -----------
                                                            -----------    -----------

         TOTAL STOCKHOLDERS' EQUITY                             314,170       (810,009)
                                                            -----------    -----------
                                                            -----------    -----------

         TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                             $ 1,476,241    $   327,916
                                                            ===========    ===========

Accounts receivable increased $356,947 from $107,708 as of December 31, 2004 to $464,655 as of June 30, 2005. The increase is primarily due to the June balance occurring at the peak of the Company's sales cycle with shipments to customers primarily occurring from March through July compared to relatively little sales activity during the winter months.

Commensurate with the sales cycle, the inventory balance increased $61,972 from $111,741 as of December 31, 2004 to $173,713 as of June 30, 2005.

Prepaid expenses increased $504,199 from $81,507 as of December 31, 2004 to $585,706 as of June 30, 2005. The increase is due to the company granting stock for professional services to be rendered as described in Note D and Note J to the June 30, 2005 financial statements below.

Loans receivable increased $122,538 from $0 as of December 31, 2004 to $122,538 as of June 30, 2005. The increase is due to the Company making strategic loans totaling for potential future association to an unaffiliated company. The loan accrues interest at 2% per year and due 12 months from the date of draw.

Secured borrowings increased $174,910 from $64,708 as of December 31, 2004 to $239,618 as of June 30, 2005. This amount is the balance due to our factor for their purchase of our accounts receivable. The increase is due to higher sales activity during the spring months commensurate with our sales cycle.

Notes payable decreased $52,542 from $514,800 as of December 31, 2004 to $462,258 as of June 30, 2005. The decrease is due to the Company making payments against the outstanding notes.

Re: Comment 10. We revised our discussion to include the following disclosure about the changes in the cost of sales and gross profit for this period as well as the discussion for the six months ended June 30, 2005:

During the Six months ended June 30, 2005, the Company achieved gross profit of $378,663 and a gross profit margin of 30% compared to gross profit of $380,295 and a gross profit margin of 34% for the six months ended June 30, 2004. Cost of sales increased $143,008 from $737,222 for the six months ended June 30, 2004 compared to $880,230 for the six months ended June 30, 2005. The increase in cost of sales is due to an increase in sales of $141,376 for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 and higher costs related to freight and inventory

And in the section "Results of Operations for the Years Ended December 31, 2004 and December 31, 2003", added the following paragraph:

During the year ended December 31, 2004, the Company achieved gross profit of $248,885 and a gross profit margin of 18% compared to gross profit of $119,319 and a gross profit margin of 16% for the year ended December 31, 2003. Cost of sales increased $528,574 from $606,729 for the year ended December 31, 2003 compared to $1,135,303 for the year ended December 31, 2004. The increase in cost of sales is due to an increase in sales of $658,140 for the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in the gross profit margin is primarily due to lower freight costs in 2004 compared to 2003.

Re: Comment 11. We have revised our Summary Compensation Table in the Executive Compensation section in accordance with Item 402(b)(2)(iv) of Regulation S-B:

                                          Summary Compensation Table


                               Annual Compensation                      Long-Term Compensation
                               -------------------                      ----------------------
                                                                    Awards            Payouts

   Name and      Year   Salary    Bonus     Other Annual   Restricted   Securities    LTIP       All Other
  Principal               ($)       ($)     Compensation   Stock        Underlying    Payouts   Compensation
   Position                                     ($)        Award(s)    Options/SARS
                                                              ($)           (#)
--------------- ------- --------- -------- --------------- ----------- -------------- --------- -------------
Dallape -        2005   $132,000    NA           NA        $625,000(1)      --           --          --
President and
     CEO
--------------- ------- --------- -------- --------------- ----------- -------------- --------- -------------
                 2004      --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- --------------

                 2003      --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- --------------

    Scott        2005    $72,000     --           --        $625,000(2)      --           --          --
 Swendener -
Vice President
--------------- ------- --------- -------- --------------- ----------- -------------- --------- -------------
                 2004      --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- --------------
                 2003      --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- --------------

     Geno        2005    $72,000     --           --        $625,000(3)      --           --          --
   Apicella
   - Vice
  President,
 Watersports
--------------- ------- --------- -------- --------------- ----------- -------------- --------- -------------
                2004       --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- -------------
                2003       --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- -------------
Sheryl Gardner  2005     $72,000     --           --        $100,000(4)      --           --          --
--------------- ------- --------- -------- --------------- ----------- -------------- --------- -------------
                2004       --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- -------------
                2003       --       --           --            --           --           --          --
                ------- --------- -------- --------------- ----------- -------------- --------- -------------

      (1) There have been 2,500,000 shares awarded to Mr. Dallape. The stock is fully vested and is restricted only in accordance with the conditions of Rule 144. There are no other performance based, "continued service", or other conditions or restrictions to the vesting of the stock.
      (2) There have been 2,500,000 shares awarded to Mr. Swendener. The stock is fully vested and is restricted only in accordance with the conditions of Rule 144. There are no other performance based, "continued service", or other conditions or restrictions to the vesting of the stock.
      (3) There have been 2,500,000 shares awarded to Mr. Apicella. The stock is fully vested and is restricted only in accordance with the conditions of Rule 144. There are no other performance based, "continued service", or other conditions or restrictions to the vesting of the stock.
      (4) There have been 400,000 shares awarded to Ms. Gardner. The stock is fully vested and is restricted only in accordance with the conditions of Rule 144. There are no other performance based, "continued service", or other conditions or restrictions to the vesting of the stock.

Re: Comment 12. We have included a consent from Traci J. Anderson as Exhibit
23.2 to the Amended SB-2.

Re: Comment 13. We calculated the weighted average shares outstanding for all purchased shares and shares issuable for services and have included those amounts and related EPS in the Statements of operations for the December 31, 2004 and June 30, 2005 financial statements and notes thereto. In addition, we included the following disclosure in the "Stockholder's Equity" note of each set of financial statements:

Our earnings per share calculation in the Statement of Operations is on an "if-issued" basis and reflects the weighted average common stock that would have been outstanding had all shares that were purchased for cash and all shares issuable for services been issued.

Re: Comment 14. We have reconciled the inconsistency in our disclosure concerning the collection efforts for Accounts Receivable as follows:

In order to facilitate our purchase order and accounts receivables process, we have developed a relationship with a factoring bank. We sell our products to customers open account, thereby creating an account receivable. We then sell certain accounts receivable to our factoring bank (a percentage of the face value of our invoices to our customers), which provides us with a percentage of these accounts receivable so that we can use it for operating capital until the accounts receivable are paid by the customer. Customers typically pay accounts receivable within 60 days or so of their receipt of their invoice from our Company. When the customer pays the invoice, our factoring bank retains a fee and we receive the remaining balance. In addition to providing our Company with operating capital against our factor also acts as our credit department by providing credit information on and evaluations of potential customers, thereby reducing our credit risk.

Re: Comment 15. We revised our filing in the disclosure section to note that:

The inventory write down was expensed in 2004 and is included in selling, general and administrative expense.

This amount is recorded under "Selling General and Administrative Expenses" in the Statement of Operations.

Re: Comment 16. It appears that the 2003 amounts in Note F, Notes Payable, were inadvertently included under the 2004 column upon Edgarization. We will make sure this is corrected with this SB-2.

Re: Comment 17. The $150,000 worth of shares subscribed referred to in Note K relates to the September, 2004 private placement.

Re: Comment 18. The shares were issued as additional compensation for services being performed over the term of the contract from August 16, 2004 through August 16, 2006. It is not an up front fee.

Re: Comment 19. The date of July 5, 2005 entered into the Chris Martin contract was a typographical error resulting from scanning the document. The correct date of the contract should be June 5, 2005 and the corrected document is being re-filed with this Amended SB-2.

Re: Comment 20. We have revised the legal opinion to reconcile the aggregate number of securities, 10,250,778, being registered under the Form SB-2 and it is being re-filed with this Amended SB-2.